                                                                  Rule 424(b)(1)
                                                      Registration No. 333-72509

PROSPECTUS


                                3,000,000 SHARES

                             NATIONAL-OILWELL, INC.

                                  COMMON STOCK

         Westburne Inc. is offering for sale all 3,000,000 shares of our common stock under this prospectus. We will receive no proceeds from the sale of these shares.

         Westburne may sell the shares through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. See "Plan of Distribution" on page 8.

         The Common Stock is listed on the New York Stock Exchange under the symbol "NOI." On March 1, 1999, the last reported sale price of the Common Stock on the New York Stock Exchange was $8.875 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF SOME ISSUES TO CONSIDER BEFORE PURCHASING OUR COMMON STOCK.

                             ----------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------






                  The date of this Prospectus is March 2, 1999

                               TABLE OF CONTENTS

                                                                                                              Page

The Company..................................................................................................   2
Disclosure Regarding Forward-Looking Statements..............................................................   2
Risk Factors.................................................................................................   3
Recent Developments..........................................................................................   7
Use of Proceeds..............................................................................................   7
Selling Stockholder..........................................................................................   7
Plan of Distribution.........................................................................................   8
Legal Matters................................................................................................   9
Experts......................................................................................................   9
Where You Can Find More Information..........................................................................   9
Incorporation of Certain Documents by Reference..............................................................  10

                             ----------------------

WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. WE ARE NOT OFFERING SHARES OF OUR COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS MAY NOT BE CORRECT AT ANY TIME AFTER ITS DATE.

                             ----------------------

                                   THE COMPANY

         Our principal executive offices are located at 5555 San Felipe, Houston, Texas 77056 and our telephone number is (718) 960-5100.


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the information in this prospectus contains, or has incorporated by reference, forward-looking statements within the meaning of the federal securities laws. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including changes in worldwide economic activity, oil and gas prices and customer demand for our products. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We disclaim any obligation or intent to update any such factors or forward-looking statement to reflect future events or developments.


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



                                  RISK FACTORS

         Before purchasing any shares of our common stock, you should consider carefully the following factors, in addition to the other information contained or incorporated by reference in this prospectus.

WE DEPEND ON THE OIL AND GAS INDUSTRY

         We are very dependent upon the oil and gas industry and its willingness to explore for and produce oil and gas. The industry's willingness to explore and produce depends upon the prevailing view of future product prices. Many factors affect the supply and demand for oil and gas and therefore influence product prices, including:

                  o        level of production from known reserves;

                  o        cost of producing oil and gas;

                  o        level of drilling activity;

                  o        worldwide economic activity;

                  o        national government political requirements;

                  o        interest rates and the costs of capital;

                  o        development of alternate energy sources;

                  o        environmental regulation; and

                  o        tax policies.


If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors or in rig utilization rates, then demand for our products will drop.

OIL AND GAS PRICES ARE VOLATILE

         Oil and gas prices have been volatile over the last ten years, ranging from less than $11 per barrel to over $40 per barrel. Oil prices have been low in 1998 and to date in 1999, and have generally ranged from $11 to $16 per barrel.

         Spot gas prices have also been volatile, ranging from less than $1.00 per mcf of gas to above $3.00. Gas prices have been moderate in 1998 and to date in 1999, and have generally ranged from $1.75 to $2.20 per mcf.

         These price changes have caused many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type that we manufacture. Recent expectations of lower oil prices are slowing production and new drilling, particularly in areas where the per barrel cost of production is high. This

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



slowdown quickly affected our distribution and downhole products businesses and is now negatively impacting the products and technology segment as lower prices are expected to continue for an extended period. We cannot predict future oil and gas prices or whether such future prices will be sufficient to support current exploration and production levels.

OUR INDUSTRY IS HIGHLY COMPETITIVE

         The oilfield products and services industry is highly competitive. The following competitive actions can each affect our revenues and earnings:

                  o        price changes;

                  o        new product and technology introductions; and

                  o        improvements in availability and delivery.

         We compete with many companies. Some of these companies may possess greater financial resources than we do or offer certain products that we do not have.

WE FACE POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS

         Customers use some of our products in potentially hazardous drilling, completion and production applications that can cause:

                  o        injury or loss of life;

                  o        damage to property, equipment or the environment; and

                  o        suspension of operations.

         We have what we believe to be the amounts and types of insurance coverage which are consistent with normal industry practice. However, our insurance does not protect us against all liabilities (including liabilities for events involving pollution). We cannot guarantee that our insurance will be adequate to cover all liabilities we may incur. We also cannot assure that we will be able to maintain our insurance in the future at levels we think are necessary and at rates we consider reasonable. Particular types of insurance coverage may not be available in the future.

         We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our equipment and services have been used. We are currently party to legal and administrative proceedings. We cannot predict the outcome of these proceedings, nor the effects any negative outcomes may have on us.



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



FOREIGN AND DOMESTIC POLITICAL DEVELOPMENTS AND GOVERNMENTAL REGULATIONS CAN AFFECT US

         Many aspects of our operations are affected by political developments, including restrictions on the ability to do business in various foreign jurisdictions. We are also subject to foreign and domestic government regulations, such as regulations relating to oilfield operations, worker safety and environmental protection.

         In addition, we depend on demand for our products and services from the oil and gas industry, and are therefore affected by any changes in taxation, price controls or other laws and regulations that affect the oil and gas industry. If laws or regulations are adopted which hinder exploration for or production of oil and gas, our operations could suffer. We cannot predict the extent to which our future operations may be affected by political developments, new legislation or new regulations.

ENVIRONMENTAL REGULATIONS CAN AFFECT US

         Many foreign, federal, state, provincial and local environmental laws and regulations affect our operations, as well as the operations of our customers. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws and regulations may sanction us for damages to natural resources or threats to public health and safety. These laws can also make us liable for the actions of others, or for our acts (or acts of our predecessors) that were, at the time, perfectly legal.

         Violations of laws or regulations may result in any one or more of the following:

                  o        revocation of permits;

                  o        corrective action orders;

                  o        administrative or civil penalties; or

                  o        criminal prosecution.

         Certain environmental laws may subject us to joint and several liability for spills or releases of hazardous substances. This means that we could be forced to pay an entire judgment even in a case in which we were only partially responsible for the damage. We could also be sued for personal injuries or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

INSTABILITY OF FOREIGN MARKETS COULD HAVE A NEGATIVE IMPACT ON OUR REVENUES

         Some of our revenues depend upon customers in the Middle East, Africa, Southeast Asia and other international markets. These revenues are subject to risks of instability of foreign economies and governments. Furthermore, our sales can be affected by laws and regulations limiting exports to particular countries. Sometimes export laws and regulations of one jurisdiction may contradict those of another.


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



         We are exposed to the risks of changes in exchange rates between the U.S. dollar and foreign currencies. We do not currently engage in or plan to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH

         We acquired three companies in 1997 and five more in 1998. We also intend to acquire additional companies in the future, where feasible. We cannot predict whether suitable acquisition candidates will be available on reasonable terms. Further, we may not have access to adequate funds to complete any desired acquisitions. Once acquired, we cannot guarantee that we will successfully integrate the operations of the acquired companies.

         Combining organizations could interrupt the activities of some or all of our businesses, and have a negative impact on operations. Our recent acquisitions and recent growth in revenues and backlog have placed significant demands on us to do the following:

                  o improve the combined entity's operational, financial and management information systems;

                  o develop further the management skills of our managers and supervisors; and

                  o continue to train, motivate and effectively manage our employees.

If we fail to effectively manage our growth, our results could suffer.

WE ARE LEVERAGED

         We recently issued 6 7/8% senior notes due July 1, 2005. As a result of this issuance we have become more leveraged. As of September 30, 1998, we had a total of $224.7 million of debt, and a total of $353.5 million of stockholders' equity. Our increased leverage will require us to use more of our cash flow from operations for payment of interest on our debt. Our increased leverage may also make it more difficult for us to obtain additional financing in the future. Further, the increased leverage could make us more vulnerable to economic downturns and competitive pressures.

POTENTIAL FUTURE SALE OF OUR SHARES COULD AFFECT OUR MARKET PRICE

         Future sales of our shares by stockholders or option holders could have a negative effect on the market price of our stock. At December 31, 1998, we had outstanding options to purchase a total of 904,511 of our shares at prices ranging from $5.63 to $28.81 per share. In addition, we have a contractual obligation to issue 316,264 shares of our common stock under our Value Appreciation Plans in January, 1999. Some of our stockholders have certain rights to cause us to file a registration statement with the SEC to allow the sale of their shares, and some also have the right to be included in any registration statements we do file. The following is a list of the amount of shares subject to registration rights:



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

              Stockholder                          Number of Shares
              -----------                          ----------------
         Inverness/Phoenix LLC                       9,300,562
         First Reserve Corporation                   8,370,494

         Other stockholders                          4,484,510


                              RECENT DEVELOPMENTS

         On February 4, 1999, we announced 1998 net income of $68.9 million, or $1.30 per share. These 1998 results include the following:

                                                  Total        After Taxes     Per Share
                                              -------------   -------------   ------------
  Fourth Quarter Charge for Personnel
  Reductions and Facility Closures
  Due To Current Industry Conditions:         $16.4 million   $10.3 million      $.19

                                                  Total        After Taxes     Per Share
                                              -------------   -------------   ------------
  Inventory Write-Down to
  The Lower of Cost or Market:                $ 5.6 million   $ 3.5 million      $.07

During 1997, we reported net income of $50.7 million, or $.98 per share. These 1997 results include the following:

                                                  Total        After Taxes     Per Share
                                              -------------   -------------   ------------
  Third Quarter Special Charge Related to
  Combination with Dreco Energy Services:     $10.7 million   $ 8.1 million      $.15

                                                  Total        After Taxes     Per Share
                                              -------------   -------------   ------------
  Extraordinary Write-Off
  Of Deferred Debt Costs:                     $  .9 million   $  .6 million      $.01

Revenues in 1998 increased to $1.2 billion compared to $1.0 billion in the prior year.

         We announced a backlog of capital equipment orders of $77 million at the end of 1998, down from $270 million at the end of 1997. The lower backlog is a result of a significant decline in the price of oil and the expectation that oil prices will remain low throughout 1999, which in turn lowered demand for products manufactured and sold by us. We expect revenues and earnings to decline in 1999 due to the continued impact of current market conditions.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by Westburne. The offering is made to fulfill our contractual obligations to Westburne to register their shares.


                               SELLING STOCKHOLDER

         The shares offered under this prospectus are being sold for the account of the selling stockholder listed below. We also provide information regarding the selling stockholder's beneficial ownership of our common stock as of December 31, 1998 and as adjusted to give effect to the sale.



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



                                                  Shares Beneficially             Shares           Shares Beneficially
                                                    Owned Prior to                 Being            Owned Subsequent
                                                     Offering(1)                  Offered            to Offering(1)
                                                ---------------------             -------           ------------------

Name of Selling Stockholder                       Number       Percent                               Number  Percent
---------------------------                     --------       -------                               ------  -------
Westburne Inc.(2)                              3,000,000       5.36%            3,000,000              0       0

----------------------

(1) Based on 55,996,785 shares outstanding at December 31, 1998.
(2) Westburne's address is 505 Locke Street, Suite 200, St. Laurent, Quebec, Canada H42 1X7.

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock to fulfill our obligations under a registration rights agreement, but the registration of the shares of common stock does not necessarily mean that any of the shares will be offered or sold by Westburne under this prospectus.

         Westburne may offer its shares at various times in one or more of the following transactions:

         o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o face-to-face transactions between Westburne and purchasers without a broker-dealer.

         In effecting sales, brokers or dealers engaged by Westburne may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Westburne in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended in connection with such sales. In addition, securities covered by this prospectus may qualify in the future to be sold under Rule 144 of the Securities Act.

         Upon the Company's being notified by Westburne that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing

         o        the name of each such broker or dealer;



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
         o        the number of shares involved;

         o        the price at which such shares were sold;

         o the commissions paid or discounts or concessions allowed to such broker(s) or dealer(s), where applicable;

         o that such broker(s) or dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

         o        other facts material to the transaction.

         We are bearing all costs relating to the registration of the shares (other than fees and expenses, if any, of counsel or other advisers to Westburne). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares will be borne by Westburne.


                                  LEGAL MATTERS

         Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will issue an opinion as to the legality of the common stock offered under this prospectus.

                                   EXPERTS

         Our consolidated financial statements appearing in our Annual Report on Form 10-K for the years ended December 31, 1997 and 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon. For the year ended December 31, 1996, the Ernst & Young report is based in part on the report of Coopers & Lybrand, independent auditors. Our consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.

         Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended August 31, 1995 have been audited by Coopers & Lybrand, independent auditors, as set forth in their report thereon. Our consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports and other information with the Securities and Exchange Commission (the "SEC"). These reports, proxy statements and other information can be read and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; Midwest Regional office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at the prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. In addition, we file this material electronically with the SEC, and the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding companies (including us) that file electronically with the SEC. Our common stock is listed on the New York Stock Exchange and our reports, proxy statements and other information can


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
also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         We have filed with the SEC a registration statement on Form S-3, with respect to our common stock. For further information with respect to us and the shares, we refer you to that registration statement and its exhibits. Statements made in this prospectus regarding the contents of any contract or other documents are not necessarily complete. You should read the actual documents which are exhibits to the registration statement in their entirety.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We refer you to the following documents which we have filed with the SEC and incorporate by reference into this prospectus:

                  1. Our Annual Report on Form 10-K for the fiscal year ended
                     December 31, 1997.

                  2. Our Quarterly Report on Form 10-Q for the period ended
                     March 31, 1998.

                  3. Our Current Report on Form 8-K filed on June 17, 1998, as amended by Form 8-K/A filed on August 17, 1998.


                  4. Our Quarterly Report on Form 10-Q for the period ended June
                     30, 1998.

                  5. Our Quarterly Report on Form 10-Q for the period ended
                     September 30, 1998.

                  6. The description of our common stock contained in the
                     registration statement on Form 8-A filed on October 15, 1996, as updated by our Current Report on Form 8-K filed on November 7, 1997.

         We also incorporate by reference all reports and documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act while this registration statement is effective. Any statement contained or incorporated is superseded by any subsequently filed document that constitutes a part of this prospectus.

         Upon request, we will provide to you a copy of any or all of such documents which are incorporated into this prospectus by reference. You should direct written or oral requests for copies to Gay Mather, Manager, Investor Relations, National-Oilwell, Inc., 5555 San Felipe, Houston, Texas 77056 (telephone number (713) 960-5422).

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                                                     3,000,000 SHARES


                                                   NATIONAL-OILWELL, INC.


                                                       COMMON STOCK











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                                                        PROSPECTUS
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                                                      MARCH 2, 1999





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